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Positive Polar
June 8 at 6:58 PM ·

Today we honour the lifeblood of our planet — the ocean.

Our Creative Director , has been developing a large-scale colloidal painting of a sperm whale, envisioned to welcome guests at the entrance to the Grand Lounge.

She was drawn to this project because, at the heart of her practice, is the belief that we protect what we fall in love with.
Through storytelling, through beauty, through wonder — we reconnect people with what's at stake.

This piece is both a tribute and a signal: a reflection of the quiet strength and growing vulnerability of humpback whales, whose populations are increasingly threatened by warming oceans, noise, and shifts in food sources.

On this World Oceans Day, she is deep in research around the shifting patterns of whale migration and decline — work that informs and shapes the emotion behind the painting.

May this serve as a window into the ocean's magic — and a reminder that protecting what sustains us begins with awe, and leads to action.

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#WorldOceansDay #positivepolar #aworldseen #marineconservation #spermwhale #ArtForTheOcean #ClimateHope #colloidalpainting #protectwhatwelove #OceanAwareness #ecoart #UNWorldOceansDay #oceanclimateconnection #beauty #happiness #joy #lifestyle #ProudMoment

